Yukon-Nevada Gold Corp. Plans to Enter Into A Prepaid Forward Gold Purchase Agreement

Vancouver, BC – August 3, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that it is currently negotiating a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”), a leading global provider of financial solutions. Subject to satisfaction of all closing conditions and internal approval requirements (including Deutsche Bank's credit committee), Deutsche Bank will fund a US$120 million prepaid gold forward facility (the “Gold Facility”) to Queenstake Resources USA, Inc. (“Queenstake”), a subsidiary of the Company.

The facility is a forward contract currently structured to deliver 173,880 ounces of gold over a 48 month term (the “Transaction”). The schedule of gold payments is set forth as follows: during the first six (6) months of the term, 1,000 ounces per month; for the next six (6) months of the term, 2,000 ounces per month; for the final 36 months of the term, 4,330 ounces per month. The 173,880 ounces of gold that have been committed under this gold facility represent approximately 5.1% of the total gold resources at Queenstake’s wholly-owned Jerritt Canyon property in Nevada, USA. Subsequent to the receipt of the US$120 million prepayment the remainder of the purchase price for the gold will be paid to Queenstake upon completion of the monthly gold deliveries to Deutsche Bank and will be equal to the amount that the gold price exceeds US$850 and up to a maximum gold price of US$1,700.

Certain components within the Agreement, such as gold pricing valuations, will be finalized at the time of prepayment, which is anticipated to occur around August 12, 2011. As such, a subsequent news release regarding the Agreement will be issued upon the date of prepayment with the minimum and maximum gold prices per ounce expressed. There is no interest payable to the Deutsche Bank during the term of the facility.

Robert Baldock, President and CEO, states, “We are very pleased to be entering into this gold forward facility with Deutsche Bank, one of the world's most reputable leaders in the global commodities market. This gold loan facility will address all of our capital needs for the Jerritt Canyon winterization and other announced cap-ex programs which will enable us to achieve our production targets, increase profitability and create lasting value for our shareholders."

The repayment of the Gold Facility will be guaranteed by the Company and various subsidiaries and will involve the registration of various charges against the Company’s assets in favour of Deutsche Bank. To enable the grant of the requisite security, approximately $26 million of the proceeds of the Loan will be used to repay the senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010. The remainder of the proceeds are to be used for the capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill.

As Deutsche Bank currently holds securities representing more than 10% of the Company’s issued and outstanding voting securities (making it an insider of the Company within the meaning of TSX policies and applicable securities regulations) and as the value of the Transaction is greater than 10% of the Company’s market capitalization (assuming a current market capitalization of approximately CDN$423 million based on a share price of CDN$0.455), disinterested shareholder approval of the Transaction is required pursuant to Section 501(c) of the TSX’s Company Manual. The Company expects to obtain the requisite shareholder approval by means of written consents from holders of more than 50% of the Company’s voting securities (excluding those held by Deutsche Bank) pursuant to Section 604(d) of the TSX Company Manual.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.